 October 4, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ClearOne, Inc. (the “Company”)
Registration Statement on Form S-3
(File No. 333-259799)

Ladies and Gentlemen:

 Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 4:00 p.m. Eastern Daylight Time, on Wednesday, October 6, 2021 or as soon thereafter as practicable.

 In connection herewith, the Company hereby acknowledges that:

 • Should the Securities and Exchange Commission (the “Commission”), or the Commissions staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

 • The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

 • The Company may not assert comments from the Commission or the staff or the declaration of effectiveness of the above-captioned Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CLEARONE, INC.

By:	/s/ Zeynep Hakimoglu
Name: Zeynep Hakimoglu
Title: Chief Executive Officer